ARCO RESOURCES CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2017

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying condensed interim consolidated financial statements have been prepared by and are the responsibility of the Company’s management.

The Company's independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim financial statements by an entity's auditor.

ARCO RESOURCES CORP.
Condensed Interim Consolidated Statements of Financial Position
Expressed in Canadian dollars

	Note		October 31,		April 30,
			2017		2017

		$		$

ASSETS

Current
Cash			44		139
Receivables	4		14,038		12,903
Prepaid			5,833
Total current assets			19,915		13,042

Total assets			19,915		13,042

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	5		272,214		236,185
Due to related parties	11		217,256		216,647
Loans payable	6		47,914		45,709
Reclamation provision	7		49,842		52,864
Total current liabilities			587,226		551,405

SHAREHOLDERS’ DEFICIENCY

Share capital	8		13,777,229		13,777,229
Reserves	9		1,374,900		1,374,900
Deficit			(15,719,440)		(15,690,492)
Total shareholders’ deficiency			(567,311)		(538,363)

Total liabilities and shareholders’ deficiency			19,915		13,042

Nature and continuance of operations (note 1)

Going concern of operations (note 2(c))

Subsequent events (note 16)

On behalf of the Board of Directors:

“D. Barry Lee”	Director	“Teresa Rzepczyk”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ARCO RESOURCES CORP.
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
Expressed in Canadian dollars

	Note	Three months	Three months		Six months		Six months
		ended	ended		ended		ended
		October 31,	October 31,		October 31,		October 31,
		2017	2016		2017		2016

				$		$

Expenses
Professional fees		8,500	150		11,150		2,890
Consulting fees	11	-	7,500		7,500		15,000
Management fees and benefits	11	-	6,000		-		13,500
Office and miscellaneous		860	4,062		5,071		5,736
Rent		-	9,000		4,500		18,000
Shareholder communication		-	1,754		396		3,409
Transfer agent and filing fees		1,580	2,372		5,181		3,456
Travel		-	-		407		267
Net income (loss) before other items		(10,940)	(30,838)		(34,205)		(62,258)

Other income (expense)
Interest expense and financing fees	6	(1,102)	(1,103)		(2,205)		(2,205)
Foreign exchange gain		1,045	(1,422)		7,462		3,258
Net income (loss) for the period		(10,997)	(33,363)		(28,948)		(61,205)

Basic and diluted income (loss) per common
share		(0.00)	(0.00)		(0.00)		(0.01)

Weighted average number of common shares
outstanding, basic and diluted		9,387,323	9,387,323		9,387,323		9,387,323

The accompanying notes are an integral part of these consolidated financial statements.

ARCO RESOURCES CORP.
Condensed Interim Consolidated Statements of Cash Flows
Expressed in Canadian dollars

	Six months ended	Six months ended
	October 31,	October 31,
	2017	2016

	$	$

Cash flow provided by (used in)

Operating activities
Income (loss) for the period	(28,948)	(61,205)
Adjustments for:
Unrealized foreign exchange gain (loss)	(7,462)	3,297
Interest expense and financing fees	2,205	2,205

Changes in non-operating working capital items:
Amounts receivable	(1,135)	(1,835)
Prepaid	(5,833)
Accounts payable and accrued liabilities	(6,431)	52,576
Due to related parties	47,509	4,844
Net cash used in operations	(95)	(118)

Financing activities
Share subscriptions	-	165,000
	-	165,000

Increase (decrease) in cash in the period	(95)	164,882

Cash, beginning of period	139	516

Cash, end of period	44	165,398

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

ARCO RESOURCES CORP.
Condensed Interim Consolidated Statement of Changes in Deficiency
Expressed in Canadian dollars

	Number of				Subscription
	Common		Amount		Advances		Reserves		Deficit		Deficiency
	shares	$		$		$		$		$
April 30, 2016	9,387,323		13,777,229		-		1,374,900		(15,476,298)		(324,169)
Subscriptions received	-		-		165,000		-		-		165,000
Loss for the period	-		-		-		-		(61,205)		(61,205)
October 31, 2016	9,387,323		13,777,229		165,000		1,374,900		(15,537,503)		(220,374)

	-		-		(165,000)		-		-		(165,000)
Loss for the period	-		-		-		-		(152,989)		(152,989)
April 30, 2017	9,387,323		13,777,229		-		1,374,900		(15,690,492)		(538,363)

Loss for the period	-		-		-		-		(28,948)		(28,948)
October 31, 2017	9,387,323		13,777,229		-		1,374,900		(15,719,440)		(567,311)

The accompanying notes are an integral part of these consolidated financial statements.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Six months ended October 31, 2017

1.	Nature and Continuance of Operations

Arco Resources Corp. (the “Company”) was incorporated as Atomic Minerals Ltd. on March 13, 2006 under the Business Corporations Act (British Columbia) and changed its name to Arco Resources Corp. in May, 2009. The Company engages in the acquisition, exploration and development of mineral properties. The Company is in the exploration stage and has not yet determined whether any of its properties contain economically recoverable ore reserves. The head office and principal address of the Company is Box 10077 - Pacific Centre, Vancouver, BC V7Y 1B6.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to raise adequate financing to develop its business and commence profitable operations in the future. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. These condensed interim consolidated financial statements were authorized for issue on December 30, 2017 by the Board of Directors of the Company.

2.	Basis of Presentation

	a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) effective as of October 31, 2017.

	b)	Basis of presentation

The financial statements have been prepared using the same accounting policies and methods as those used in the financial statements for the year ended April 30, 2017, except for the impact of the adoption of the accounting standard described below. These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified at fair value through profit and loss, which are stated at their fair value and are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended April 30, 2017.

	c)	Going concern of operations

The Company has not generated revenue from operations. The Company had a loss of $28,948 (2016 – $61,205) during the six months ended October 31, 2017 and, as of that date the Company’s deficit was $15,719,440 (April 30, 2017 - $15,690,492). The Company is dependent on its ability to place additional debt or equity to raise sufficient cash resources to meet its current financial obligations. As the Company is in the exploration stage, the recoverability of the costs incurred to date on exploration properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties and upon future profitable production or proceeds from the disposition of the properties and deferred exploration expenditures. The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future. The Company had cash of $44 at October 31, 2017 (April 30, 2017 - $139), which is insufficient to finance operations for the coming year.

d) Principles of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Entity	Jurisdiction	Status
0754257 BC Ltd.	British Columbia, Canada	Inactive
CHM Ventures Inc.	Colorado, USA	Inactive
CHM Ventures, LLC	Colorado, USA	Inactive

On consolidation, all significant intercompany transactions have been eliminated.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Six months ended October 31, 2017

3.	Adoption of New Accounting Pronouncements and Recent Developments

The following new standards, and amendments to standards and interpretations, are not yet effective for the current period and have not been applied in preparing these financial statements. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below:

	i)	IFRS 9: New standard that replaced IAS 39 for classification and measurement, tentatively effective for annual periods beginning on or after January 1, 2018.

	ii)	IAS 27: Amended to restore option to use equity method to account for investments in subsidiaries, joint ventures and associates for annual period beginning on or after January 1, 2016.

iii)

Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. This standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard.

4.	Receivables

	October 31,	April 30,
	2017	2017

Recoverable sales taxes	$14,038	$12,903

5.	Accounts payable and accrued liabilities

	October 31,	April 30,
	2017	2017

Accounts payable	$214,532	$220,503
Accrued liabilities	57,682	15,682

	$272,214	$236,185

6.	Loans payable

At October 31, 2017, loans payable by the Company are $47,914 (April 30, 2017 - $45,709). Details of the loans are as follows:

On May 8, 2014 the Company obtained a loan for $25,000 from a Director of the Company to fund a deposit on the acquisition of an aquaculture company. The Company agreed to pay the lender a bonus of $3,750 for providing the loan. The loan bears interest at an annual rate of 15.8% from August 8, 2014 until the date of repayment. During the year ended April 30, 2016, the Company accrued interest of $3,031 (2015: $3,863). On February 19, 2016, $35,000 of the loan and interest payable was settled by the issuance of shares (Note 10). As at October 31, 2017, accrued interest in the amount of $644 (2016 - $644) was payable. This loan is payable on demand.

On September 9, 2014, the Company obtained a loan for $29,154 from a Director of the Company to fund operating expenses. The Company agreed to pay the lender a bonus of $4,373 for providing the loan. The loan bears interest at an annual rate of 15% from September 9, 2014 until the date of repayment. During the six months ended October 31, 2017, the Company accrued interest of $2,205 (2016: $2,205). As at October 31, 2017, accrued interest in the amount of $13,742 (April 30, 2017 - $11,538) was payable. This loan is payable on demand.

7.	Reclamation provision

The Company’s reclamation provision relates to properties held by the Company’s inactive US subsidiary, CHM Ventures, LLC. The properties in this subsidiary have all been written off. The reclamation provision is as follows:

The Company deposited US$38,744 with the Division of Reclamation, Mining and Safety in Colorado, USA (“Division of Mining”) and recorded a reclamation provision of $49,842 (April 30, 2017 - $52,864), being the current Canadian dollar amount of the US dollar reclamation bond. Although the Company does not expect that it will have to perform significant reclamation activities, it has recorded a provision for reclamation costs based on management’s best estimates of the cost for the associated reclamation work. This bond represents the Company’s best estimate of the fair value of reclamation costs associated with the Company’s properties. This US$38,744 deposit will be refunded once the Division of Mining is satisfied that the Company has performed all necessary decommissioning activities.

The related refundable deposit of US$38,744 was written off in prior years.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Six months ended October 31, 2017

8.	Share capital

Authorized

Unlimited common shares with no par value.

Issued share capital

At October 31 and April 30, 2017, the issued and outstanding share capital is comprised of 9,387,323 common shares.

Please refer to the condensed interim consolidated Statement of Changes in Equity for a summary of changes in share capital and reserves for the six months ended October 31, 2017. Reserves relate to stock options, agent’s unit options, and compensatory warrants that have been issued by the Company.

Share issuances

On June 3, 2015, the Company entered into debt settlement agreements with certain creditors whereby accounts payable in the aggregate amount of $315,980 was settled for the reduced aggregate amount of $100,930. The Company issued an aggregate of 2,018,600 common shares of the Company at a deemed issue price of $0.05 per share in satisfaction of the aggregate debt. The distribution of shares was as follow: 1,538,600 common shares issued to settle accounts payables in the amount of $171,240 were settled for the reduced amount of $76,930. In addition, 480,000 common shares issued to settle related party balances in the amount of $144,740 were settled for the reduced amount of $24,000.

In February 2016, the Company completed shares-for-debt transactions with various creditors of the Company to settle a total of $243,090 in payables, including $35,000 in outstanding loans. The Company issued units in its capital stock at a deemed price of $0.05 per unit, issuing 4,861,800 common shares and 4,292,800 common share purchase warrants. Each warrant issued is exercisable to purchase one additional common share of the Company at a price of $0.075 for a period of 18 months. Of the common shares issued, 435,000 common shares were issued to settle related party balances in the amount of $21,750.

Subsequent share issuance

During the period, the Company announced that it would approve a consolidation of its issued and outstanding share capital and settle an aggregate of $467,928 of debt by way of shares-for-debt settlements prior to consolidation with certain of its creditors by the issuance of an aggregate of 3,720,000 pre-consolidated common shares. The proposed consolidation will then leave the Company with 2,000,000 common shares outstanding prior to the proposed transaction (see Note 16).

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price	Expiry Date
Balance, April 30, 2016	4,292,800	$0.075	August 19, 2017
Issued	Nil	N/A	N/A
Balance, October 31, 2016	4,292,800	$0.075	August 19, 2017
Issued	Nil	N/A	N/A
Balance, April 30, 2017	4,292,800	$0.075	August 19, 2017
Cancelled, unexercised	(4,292,800)	(0.075)	August 19, 2017
Balance, October 31, 2017	nil	$-

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Six months ended October 31, 2017

9.	Reserves

Reserves comprise the fair value of share option grants and warrants prior to exercise and cumulative unrealized gains and losses on foreign exchange and marketable securities.

The following is a summary of changes in reserves from April 30, 2016 to October 31, 2017:

		Unrealized gain	Unrealized
		(loss) on	foreign
	Share-based	available for sale	exchange gain
	payments	investments	(loss)	Total
April 30, 2016	$1,374,900	$-	$-	$1,374,900

Realized cumulative translation adjustment	-	-	-	-
April 30, 2017 and October 31, 2017	$1,374,900	$-	$-	$1,374,900

10.	Share-based payments

The Company follows the policies of the TSX Venture Exchange, under which it is authorized to grant incentive share options to officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company’s common shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years. The vesting period for all options is at the discretion of the Board of Directors. At April 30, 2017, the number of share options available for grant was 938,732.

At October 31, 2017, the Company had nil incentive share options outstanding.

11.	Related party transactions

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

The aggregate value of transactions relating to key management personnel were as follows:

Six months ended October 31	2017	2016

Management fees paid or accrued to a company controlled by the CFO	$-	$13,500
Consulting fees paid or accrued to a company controlled by a director	7,500	15,000
Rent paid or accrued to a director	4,500	-
	$12,000	$28,500

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

At October 31, 2017, $217,256 (April 30, 2017 - $216,647) was due to officers and directors or to companies controlled by either an officer or director of the Company. The amounts are unsecured, non-interest bearing, and have no stated terms of repayment.

During the year ended April 30, 2016, the Company settled balances due to related parties totaling $166,490 by issuing 915,000 common shares at a price of $0.05 per share with a total fair value of $45,750, and the Company recorded related debt forgiveness in the amount of $120,740.

12.	Capital management

The Company considers its management of capital to include all components of debt and shareholders’ equity. Its objectives are to ensure that the Company continues to operate as a going concern, if possible, in order to pursue the operation and the development of its mineral properties, to sustain future development and growth as well as to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, seek debt financing, or acquire or dispose of assets. The Company, with approval from its board of directors, makes changes to its capital structure as it deems appropriate under specific circumstances.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Six months ended October 31, 2017

13.	Financial instruments – risk management

Credit Risk

The Company is exposed to credit risk with respect to amounts receivable if a creditor fails to meet its contractual obligations. The Company undertakes credit evaluations on creditors as necessary and has monitoring processes intended to mitigate credit risks and maintain appropriate provisions for potential credit losses.

The Company is exposed to credit risk with respect to cash and amounts receivable. The carrying amount of assets included on the statement of financial position represents the maximum credit exposure.

Liquidity Risk

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. The Company’s growth strategy requires additional cash from debt, the issuance of equity or a combination. As at October 31, 2017, the Company was holding cash of $44 (April 30, 2017 - $139). The Company plans to undertake further share capital financings but there can be no guarantee that management’s efforts to raise additional funds will be successful.

Interest Rate Risk

The Company is not exposed to significant interest rate risks arising from financial instruments.

Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices of precious minerals. The Company considers the risk exposure to fluctuating market prices and trends will have significant impact on the ability to secure financing.

Currency Price Risk

The Company is exposed to foreign exchange risk as it finances its operations in Canadian dollars but previously conducted a portion of its operations in US dollars and Mexican pesos. The Company does not engage in any form of derivative or hedging instruments. The Canadian dollar equivalent of foreign currency balances were:

October 31, 2017	Mexican pesos	US dollars
Cash	-	8
Accounts payable	54,683	-

April 30, 2017	Mexican pesos	US dollars
Cash	-	4
Accounts payable	59,122	-

14.	Supplemental disclosure with respect to cash flows

Six months ended
	October 31, 2017	October 31, 2016
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

During the period ended October 31, 2017, the non- cash transactions were the transfer of $46,900 of accounts payable to due to related parties.

There were no significant non- cash transactions during the period ended October 31, 2016.

15.	Segment information

At October 31, 2017 and 2016, the Company operates in only one reporting segment, being Canada.

ARCO RESOURCES CORP.
Notes to the consolidated financial statements
Expressed in Canadian dollars
Six months ended October 31, 2017

16.	Proposed transaction

On October 10, 2017, the Company entered into a letter of intent with Cannex Capital Group Inc. (“Cannex”) dated effective October 8, 2017, pursuant to which Arco will acquire all of the issued and outstanding securities of Cannex in exchange for securities of Arco. The proposed transaction (the “Transaction”) is expected to be carried out by way of a three-cornered amalgamation under the Business Corporations Act. As a result of the Transaction, Arco, as the “Resulting Issuer”, will continue on with the business of Cannex under the name “Cannex Capital Holdings Inc.” or such other name as may be approved by the board of directors of the Company, with the Company de- listing from the NEX and the Resulting Issuer listing its common shares for trading on the Canadian Securities Exchange (“CSE”).

As part of the Transaction, the Company announced that it would approve a consolidation of its issued and outstanding share capital and settle an aggregate of $467,928 of debt by way of shares-for-debt settlements prior to consolidation with certain of its creditors by the issuance of an aggregate of 3,720,000 pre- consolidated common shares. The proposed consolidation will then leave the Company with 2,000,000 common shares outstanding prior to the proposed Transaction

Cannex will complete an equity private placement financing of up to 25,000,000 subscription receipts of Cannex at a price of $1.00 per subscription receipt for gross proceeds of up to $25,000,000, which amount was then amended to be up to 40,000,000 subscription receipts for gross proceeds of up to $40,000,000. The proceeds from the financing will be used to fund, in part, the acquisition by Cannex of 100% of BrightLeaf Development LLC (“BLD”), a Washington State limited liability company that holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Northwest Cannabis Solutions LLC and 7Point Holdings LLC, licensed cannabis producer/processors located in Washington State.

The Transaction is subject to, among other things, definitive agreements, the closing of the BLD Acquisition, as well as receipt of the requisite shareholder approvals and regulatory approvals, including the approvals of the TSXV-NEX and the CSE.